Exhibit 107
Calculation of Filing Fee Tables
FORM S-3
(Form Type)
Biohaven Ltd.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to be Paid	Equity	Common Shares, no par value per share	(1)	(2)	(2)	(2)	(1)	(1)
	Equity	Preferred Shares, no par value per share	(1)	(2)	(2)	(2)	(1)	(1)
	Equity	Depositary Shares	(1)	(2)	(2)	(2)	(1)	(1)
	Debt	Debt Securities	(1)	(2)	(2)	(2)	(1)	(1)
	Other	Warrants	(1)	(2)	(2)	(2)	(1)	(1)
	Other	Rights	(1)	(2)	(2)	(2)	(1)	(1)
	Other	Purchase Contracts	(1)	(2)	(2)	(2)	(1)	(1)
	Other	Units	(1)	(2)	(2)	(2)	(1)	(1)
Fees Previously Paid	—	—	—	—	—	—	—	—
Carry Forward Securities
Carry Forward Securities	—	—	—	—	—	—	—	—
	Total Offering Amounts					—	—	—
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							—
(1) In accordance with Rule 456(b) and Rule 457(r), the Registrant is deferring payment of all of the registration fees and will pay any applicable registration fees on a “pay as you go” basis. The Registrant will calculate the registration fee applicable to an offer of securities hereunder based on the fee payment rate in effect on the date of such fee payment.
(2) There is being registered hereunder such indeterminate number or amount of common shares, preferred shares, depositary shares, debt securities, warrants, rights, purchase contracts and units of the Registrant as may from time to time be issued at indeterminate prices and as may be issued upon conversion, redemption, exchange, exercise or settlement of any securities registered hereunder, including under any applicable antidilution provisions.